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                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

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                                 SCHEDULE 14 D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D) (4) OF THE SECURITIES EXCHANGE ACT OF 1934



                    Enstar Income/Growth Program Six-B, L.P.
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                            (Name of Subject Company)



                    Enstar Income/Growth Program Six-B, L.P.
                        Enstar Communications Corporation
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                      (Name of Person(s) Filing Statement)



                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)



                                 Not Applicable
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                     ((CUSIP) Number of Class of Securities)



                          Stanley S. Itskowitch, Esq.
                        Enstar Communications Corporation
                        10900 Wilshire Blvd., 15th Floor
                          Los Angeles, California 90024
                                 (310) 824-9990
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      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

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ITEM 1.     SECURITY AND SUBJECT COMPANY.

            The subject company is Enstar Income/Growth Program Six-B, L.P., a Georgia limited partnership (the "Partnership"). The corporate general partner of the Partnership is Enstar Communications Corporation, a Georgia corporation (the "General Partner"), and the individual general partner of the Partnership is Robert T. Graff, Jr. (together with the General Partner, the "General Partners"). The principal executive offices of the Partnership and the General Partner are located at 10900 Wilshire Boulevard, 15th Floor, Los Angles, California 90024. The title and class of equity securities to which this Statement relates is the units of limited partnership interest of the Partnership (the "Units").

ITEM 2.     TENDER OFFER OF THE BIDDER.

            This Statement relates to the offer (the "Offer") by Madison Liquidity Investors 104, LLC, a Delaware limited liability company ("Madison"), to purchase for cash up to 3,625 Units, representing approximately 9.9% of the Units outstanding, at a purchase price of $110.00 per Unit (less the $25 transfer fee and the amount of any distributions paid with respect to the Units after February 5, 1999) (the "Offer Price"), as disclosed in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated February 5, 1999, and filed by Madison with the Securities and Exchange Commission on February 8, 1999. According to the Schedule 14D-1, Madison's principal business address is P.O. Box 7461, Incline Village, Nevada 89452.

ITEM 3.     IDENTITY AND BACKGROUND.

     (a) This Statement is being filed by the Partnership and the General Partner. The name and business address of the Partnership and the General Partner are set forth under Item 1 above.

     (b)(1) The Partnership and certain affiliates of the General Partner (the "Purchasers") entered into an Asset Purchase Agreement, dated as of November 6, 1998 (the "Purchase Agreement"), pursuant to which the Partnership agreed to sell to the Purchasers substantially all of the Partnership's assets for $10,473,200 in cash (the "Sale"). The Sale is conditioned upon the approval of the holders of at least a majority of the Units. The Partnership intends to dissolve, terminate and be liquidated after the consummation of the Sale. On November 9, 1998, the Partnership and certain of its affiliates filed a Transaction Statement on Schedule 13E-3 and the Partnership filed a preliminary Consent Solicitation Statement on Schedule 14A relating to the Sale. On January 26, 1999, the Partnership and certain of its affiliates filed Amendment No. 1 to the Schedule 13E-3, and the Partnership filed Amendment No. 1 to the Schedule 14A.

            Each of the Purchasers is an affiliate of the General Partner and each of them is under the common control of Falcon Holding Group, L.P. As a result of these affiliations, a conflict arises between the Purchasers' desire to purchase the Partnership's assets at the lowest possible price and the Partnership's desire to maximize the sale price of its assets. Furthermore, the Purchase Agreement was not negotiated at arms' length. The General Partner, which is an affiliate of the Purchasers, negotiated the terms and provisions of the Purchase Agreement on


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behalf of the Partnership with the Purchasers on terms the General Partner believes are customary for the sale of similar assets.

            In addition, the Partnership has a management agreement (the "Management Agreement") with Enstar Cable Corporation, a wholly owned subsidiary of the General Partner ("Enstar Cable"). Pursuant to the Management Agreement, Enstar Cable manages the Partnership's systems and provides operational support for the activities of the Partnership. For these services, Enstar Cable receives a management fee equal to 5% of the Partnership's gross revenues (excluding revenues from the sale of cable television systems or franchises) calculated and paid monthly. In addition, the Partnership reimburses Enstar Cable for certain operating expenses incurred by Enstar Cable in the day-to-day operation of the Partnership's cable systems. The Management Agreement also requires the Partnership to indemnify Enstar Cable (including its officers, employees, agents and shareholders) against loss or expense, absent negligence or deliberate breach by Enstar Cable of the Management Agreement. Enstar Cable has engaged Falcon Communications, L.P., an affiliate of the General Partner ("FCLP"), to provide certain management services for the Partnership and pays 80% of the management fees it receives to FCLP in consideration of such services and reimburses FCLP for expenses incurred by FCLP on its behalf. In addition, the Partnership receives certain system operating management services from affiliates of Enstar Cable in lieu of directly employing personnel to perform such services. The Partnership reimburses the affiliates for its allocable share of their operating costs. The General Partner also performs certain supervisory and administrative services for the Partnership for which it is reimbursed. In addition, the Partnership purchases substantially all of its programming services from Falcon Cablevision, a California limited partnership which is an affiliate of the General Partner ("Cablevision"). Cablevision charges the Partnership for these costs based on an estimate of what the General Partner could negotiate for such programming services for the 15 partnerships managed by the General Partner as a group. The interest of the General Partner and the affiliates that provide the services described above in maximizing their profits from the provision of such services conflicts with the Partnership's interest in receiving such services for the best possible price.

            Because the Partnership did not generate sufficient cash flow from operations in previous years, a portion of its programming fees payable to Cablevision, and a portion of the management fees and reimbursed expenses payable to Enstar Cable, were deferred. On September 30, 1997, the Partnership entered into a new revolving loan facility with Enstar Finance Company, LLC ("Enstar Finance"), an eighty-percent owned subsidiary of the General Partner. The Partnership used borrowings under the revolving loan facility to pay to Cablevision all of the programming fees that had been deferred, and to pay to the General Partner a portion of the Partnership's balance owed for deferred management fees and reimbursed expenses. The remaining portion of these deferred amounts was contributed as an equity contribution by the General Partner to Enstar Finance and remains an outstanding obligation of the Partnership. If the Partnership continues to operate, it is uncertain if or when it will pay these remaining deferred fees and expenses to Enstar Finance. The General Partner intends to cause the Partnership to pay the outstanding receivable balance to Enstar Finance with the proceeds of the Sale. The Partnership is also required to repay its note payable balance and related interest expense to Enstar Finance with proceeds from the Sale. In addition, the General Partners are


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eligible to receive 1.0% of the net sale price of the Partnership's assets in accordance with the terms of the partnership agreement. In order to pay such amounts, the proceeds from the sale will be reduced by the aggregate amount of these items. Such reduction will consequently result in a reduction in the total liquidating distributions per Unit. Accordingly, the General Partner's interest in it and its affiliates being paid in full at the earliest possible date may conflict with the unitholders' interest in maximizing the value of their investment.

     (b)(2) To the best knowledge of the Partnership and the General Partner, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or the General Partner or the directors and executive officers of the General Partner or affiliates thereof, on the one hand, and Madison or its executive officers, directors or affiliates , on the other hand.

            Based on the Schedule 14D-1, as of the date of the Offer, Madison and its affiliates owned a total of 1,801 Units, or approximately 4.9% of the outstanding Units, which were acquired during 1997 and 1998 through unregistered tender offers and secondary market purchases.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION.

     (a) This Statement relates to the recommendation by the Partnership and the General Partner with respect to the Offer. In a letter to unitholders, dated February 22, 1999, the Partnership and the General Partner indicated their belief that the Offer is inadequate and recommended that unitholders reject the Offer. Such letter is filed as Exhibit (a)(1) hereto and is incorporated herein by reference.

     (b) The reasons for the position taken by the Partnership and the General Partner are as follows:

            THE OFFER PRICE IS SIGNIFICANTLY LESS THAN THE TOTAL AMOUNT OF LIQUIDATING DISTRIBUTIONS THE PARTNERSHIP ESTIMATES UNITHOLDERS WILL RECEIVE AFTER THE SALE. As discussed in Item 3 above, the Partnership has entered into the Purchase Agreement with affiliates of the General Partner pursuant to which such affiliates have agreed to purchase substantially all of the Partnership's assets for $10,473,200 in cash. After consummation of the Sale, the Partnership intends to dissolve, terminate and be liquidated. The Partnership presently estimates that, after the repayment of the Partnership's existing obligations, liquidating distributions to unitholders would total between $220 and $230 per Unit. The Offer Price is $110 per Unit. There are risks that the proposed Sale may not be consummated. For example, the Sale is conditioned upon, among other things, the consent of the holders of at least a majority of the Units. The Partnership and the General Partner believe that compared to the estimated liquidating distributions unitholders may be entitled to receive if the Sale is consummated, the Offer Price represents too great a discount in relation to the risk that the Sale is not consummated or that actual liquidating distributions are lower than what is presently estimated. Unitholders who


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transfer their Units pursuant to the Offer will not be entitled to receive liquidating distributions relating to such Units after the consummation of the Sale.

            THE OFFER PRICE REPRESENTS A LOW CASH FLOW MULTIPLE. The Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended December 31, 1998 was approximately $40.29 per Unit. The Offer Price represents a valuation of approximately 1.7 times cash flow (after adjustment for the excess of current assets over total liabilities as of December 31, 1998). The Partnership and the General Partner believe that a valuation of 1.7 times cash flow is considerably lower than the inherent value of the Partnership's assets based on cash flow multiples paid for similar assets.

            THE OFFER PRICE IS LOWER THAN THE MOST RECENT SALES IN THE SECONDARY MARKET. No established market for the Units was ever expected to develop, and the secondary market transactions for the Units have been limited and sporadic. The Partnership believes that sellers in the secondary market who desire to dispose of their units but who have limited means to effectuate such sales are often willing to accept substantial discounts from what might otherwise be regarded as the fair value of the interest being sold to facilitate the sales. The Partnership and the General Partner believe that secondary market prices generally do not reflect the current market value of the Partnership's assets, nor are they indicative of total return, since prior cash distributions and tax benefits received by the original investor are not reflected in the prices. Nevertheless, the secondary market prices, to the extent that the reported data are reliable, are indicative of the prices at which the Units trade in the illiquid secondary market. As reported in THE PARTNERSHIP SPECTRUM, the weighted average price was $156.64 per Unit for the months of November and December 1998 (based on two trades involving an aggregate of 80 Units).
There can be no assurance regarding future secondary market prices.

            A SIGNIFICANT PORTION OF THE UNITS TENDERED PURSUANT TO THE OFFER MAY NOT BE TRANSFERRED IN 1999. As more fully described under Item 8 below, the Partnership adheres to an Internal Revenue Service safe harbor which limits most sales of limited partnership interests to five percent of the outstanding Units in any given tax year of the Partnership. The General Partner believes that the policy of allowing no more than five percent of the outstanding Units to be transferred in any given tax year of the Partnership serves the best interests of the Partnership and the unitholders, and the Partnership does not intend to waive this policy for transfers of Units pursuant to the Offer. Consequently, this policy may have the effect of limiting the number of Units that can be transferred pursuant to the Offer in 1999.

ITEM 5.     PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

            Neither the Partnership nor the General Partner, nor any person acting on their behalf, intends to employ, retain or compensate any other person to make solicitations or recommendations to the holders of Units in connection with the Offer.


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ITEM 6.     RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best knowledge of the Partnership and the General Partner, no transaction in the Units has been effected during the past 60 days by the Partnership or the General Partner, or by any executive officer, director, affiliate or subsidiary thereof.

     (b) To the best knowledge of the Partnership and the General Partner, the General Partner and the executive officers, directors, affiliates and subsidiaries of the Partnership and the General Partner do not own any Units.

ITEM 7.     CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) The Partnership is not engaged in any negotiations in response to the Offer that relates to or would result in: (1) an extraordinary transaction, such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or distribution policy of the Partnership.

            As disclosed under Items 3 and 4 above, the Partnership is currently in the process of selling substantially all of its assets to affiliates of the General Partner. The Partnership intends to dissolve, terminate and be liquidated following consummation of the Sale. The Purchase Agreement for the Sale was entered into (and the Partnership's plans for dissolution, termination and liquidation were formulated) prior to Madison's Offer and were not entered into (or formulated) in response to the Offer.

     (b) There are no transactions, board or partnership resolutions, agreements in principle or signed contracts in response to the Offer, which relate to or would result in one or more of the events set forth in clauses (1)
through (4) of the first paragraph of section (a) above.   As indicated under
Items 3, 4 and 7(a), however, the Partnership, prior to the Offer, had entered into the Purchase Agreement for the Sale of substantially all of its assets to affiliates of the General Partner and had formulated the intention to dissolve, terminate and be liquidated after the consummation of the Sale.

ITEM 8.     ADDITIONAL INFORMATION TO BE FURNISHED.

            Unitholders are advised that Units may be transferred (including transfers pursuant to the Offer) only upon the following conditions: (1) the transfer is of the transferor's entire interest in the Partnership, unless the General Partners otherwise consent; (2) the transfer is not made to any person who is incompetent or has not attained his twenty-first birthday or to any other person not lawfully empowered to own such interest; (3) documents have been executed and delivered by the transferring unitholder and the transferee in a form satisfactory to the General Partners to evidence and effectuate the transfer, and they have indemnified the


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Partnership and the General Partners against any loss or liability arising out of the transfer; and (4) the transfer, in the sole determination of the General Partners, would not violate the Revised Uniform Limited Partnership Act of the State of Georgia or any applicable state or Federal securities laws, would not be detrimental to the continued status of the Partnership as a limited partnership taxable as a "partnership" under the Internal Revenue Code of 1986, as amended, and would not cause a deemed termination of the Partnership under the Code.

            The Partnership currently is treated as a partnership for Federal income tax purposes. One of the obligations of the General Partner is to endeavor to preserve the status of the Partnership as a partnership under Federal income tax laws. Failure to maintain this status could have a material adverse effect on the Partnership and the unitholders. Among the related legal requirements imposed upon the Partnership is that its partnership interests not be traded on an established securities market, a secondary market or the substantial equivalent of a secondary market. As it believes is customary, the Partnership complies with this requirement by adhering to an Internal Revenue Service safe harbor which limits most sales of limited partnership interests to five percent of the outstanding Units in any given tax year of the Partnership. Transfers to which the above trading limit does not apply include (1) carryover basis transactions, (2) transfers at death, (3) transfers between siblings, spouses, ancestors or lineal descendants and (4) distributions from a qualified retirement plan.

            The General Partner believes that the policy of allowing no more than five percent of the outstanding Units to be transferred in any given tax year of the Partnership serves the best interests of the Partnership and the unitholders, and the Partnership does not intend to waive this policy for transfers of Units pursuant to the Offer. Consequently, this policy may have the effect of limiting the number of Units that can be transferred pursuant to the Offer in 1999.

ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS.


Exhibit
Number      Description
------      -----------
(a)(1)      Letter, dated February 22, 1999, from the Partnership and the
            General Partner to the unitholders of the Partnership.

(c)(1)      Amended and Restated Agreement of Limited Partnership of Enstar
            Income/Growth Program Six-B, L.P., dated as of January 5, 1989
            (incorporated by reference to the exhibits to the Partnership's
            Annual Report on Form 10-K for the fiscal year ended December 31, 1989, file No. 0-18495).

(c)(2)      Management Agreement between Enstar Income /Growth Program Six-B,
            L.P. and Enstar Cable Corporation (incorporated by reference to the exhibits to the


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            Partnership's Annual Report on Form 10-K for the fiscal year ended
            December 31, 1989, file No. 0-18495).

(c)(3)      Service Agreement, dated as of October 1, 1988, between Enstar
            Communications Corporation, Enstar Cable Corporation and Falcon
            Holding Group, Inc. (incorporated by reference to the exhibits to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1989, file No. 0-18495).

(c)(4)      Asset Purchase Agreement, dated as of November 6, 1998, by and among
            Enstar Income/Growth Program Six-B, L.P., Falcon Cablevision, a
            California limited partnership, and Falcon Telecable, a California limited partnership (incorporated by reference to Annex A of the Partnership's Consent Solicitation Statement on Amendment No. 1 to
            Schedule 14A, filed on January 26, 1999).

(c)(5)      Loan Agreement, dated as of September 30, 1997, between Enstar
            Income/Growth Program Six-B, L.P. and Enstar Finance Company, LLC
            (incorporated by reference to the exhibits to the Partnership's
            Quarterly Report on Form 10-Q for the quarter ended September 30,
            1997, File No. 0-18495).

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            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

                         ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                         By:  Enstar Communications Corporation,
                              Corporate General Partner

                         By:  /s/ Michael K. Menerey
                              -----------------------------------------
                              Michael K. Menerey
                              Executive Vice President, Chief Financial Officer
                              and Secretary


                         ENSTAR COMMUNICATIONS CORPORATION

                         By:  /s/ Michael K. Menerey
                              -----------------------------------------
                              Michael K. Menerey
                              Executive Vice President, Chief Financial Officer
                              and Secretary

Dated:      February 22, 1999


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